UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

RECD S.E.C.
MAR 8 2006
1086

March 2, 2006

Margaret M. Foran
Senior Vice President-Corporate Governance,
Associate General Counsel & Corporate Secretary
Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/2/2006

Re: Pfizer Inc.
Incoming letter dated February 21, 2006

Dear Ms. Foran:

This is in response to your letter dated February 21, 2006 concerning the shareholder proposal submitted to Pfizer by the International Brotherhood of Teamsters. On February 9, 2006, we issued our response expressing our informal view that Pfizer could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position. In this regard, we note that your letter does not provide new facts or arguments regarding whether (1) Pfizer has substantially implemented the portion of the proposal that requests disclosure of "any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution [that] if made directly by the corporation would not be deductible under section 162(e)(1)(B) of the Internal Revenue Code"; or (2) Pfizer's non-implementation of that portion of the proposal is consistent with your view that you have substantially implemented the proposal.

06026863

Sincerely,

Martin P. Dunn

Martin P. Dunn
Acting Director

cc: C. Thomas Keegel
General Secretary-Treasurer
International Brotherhood of Teamsters
25 Louisiana Avenue, NW
Washington, D.C. 20001

PROCESSED
MAR 15 2006
THOMSON
FINANCIAL

78003

Legal Division
Pfizer Inc
235 East 42nd Street
New York, NY 10017-5755
Tel 212 733 4802 Fax 212 573 1853

Margaret M. Foran
Senior Vice President-Corporate Governance,
Associate General Counsel & Corporate Secretary

February 21, 2006

RECEIVED
2006 FEB 22 AM 11:15

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Request for Reconsideration by Pfizer Inc.*
Shareholder Proposal of the Teamsters General Fund
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

Pfizer Inc. ("Pfizer") respectfully requests that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") reconsider its response dated February 9, 2006 (the "Staff Response") denying Pfizer no-action relief with respect to a shareholder proposal and a statement in support thereof (the "Proposal") received from Teamster General Fund (the "Proponent"). The Proponent submitted the Proposal for inclusion in Pfizer's proxy statement and form of proxy for its 2006 Annual Shareholders Meeting (collectively, the "2006 Proxy Materials").

Pfizer believes that Staff reconsideration is warranted because, on February 17, 2006, the Pfizer Political Action Committee Report (the "Pfizer PAC Report") available on Pfizer's corporate website was supplemented to include the "Pfizer Political Action Committee (PAC) Report 2005 Update" (the "2005 Pfizer PAC Update"). As a result, there should not be any question that Pfizer has substantially implemented the Proposal and, thus, we request that the Staff concur that the Proposal is excludable under Rule 14a-8(i)(10).

BACKGROUND

The Proposal requests that Pfizer provide a report, updated semi-annually, disclosing: (1) Pfizer's "[p]olicies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds"; and (2) all "[m]onetary and non-monetary contributions and expenditures [by Pfizer] not deductible under section 162 (e)(1)(B) of the Internal Revenue Code." The Proposal further requests that the report include: (A) an "accounting of the Company's funds that are used for political contributions or expenditures";

(B) "[i]dentification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure"; and (C) the "internal guidelines or policies, if any, governing the Company's political contributions and expenditures." The Proposal also requests that the report be posted on the Internet and presented to "the board of directors' audit committee or other relevant oversight committee."

On December 16, 2005, the Company filed with the Staff a letter requesting that the Staff concur that the Company could properly exclude the Proposal from the 2006 Proxy Materials (the "Initial Request"). The Initial Request indicated our belief that Pfizer had substantially implemented the Proposal through the adoption by Pfizer of the "Corporate Procedure for Political Contributions by Pfizer Inc." (the "Pfizer Policy"). The Pfizer Policy describes Pfizer's policies with respect campaign and election activities and restricting the use of Pfizer resources to support federal and state candidates, political parties and political committees. The Pfizer Policy and Pfizer Political Action Reports for 2001-2002 and 2003-2004 are publicly available in the Pfizer PAC Report on the "For Investors" section of Pfizer's corporate website under the heading "Political Action Committee Report" (the "Pfizer PAC Report"). For these reasons, we asked the Staff to concur that the Proposal was excludable pursuant to Rule 14a-8(i)(10).[1] A copy of the Initial Request, including the Proposal, and the Supplemental Request are attached hereto as Exhibit A.

On February 9, 2006, the Staff issued its response to the Initial Request noting, "[w]e are unable to concur in your view that Pfizer may exclude the proposal under rule 14a-8(i)(10)" (the "Staff Response").

ANALYSIS

We believe that reconsideration of the Staff Response is warranted because the Pfizer PAC Report available on Pfizer's corporate website has been updated to include the "Pfizer Political Action Committee (PAC) Report 2005 Update" (the "2005 Pfizer PAC Update"). The 2005 Pfizer PAC Update includes (a) the current list of the members of Pfizer's Political Contributions Policy Committee and the Pfizer PAC Steering Committee, which recommend and approve all Pfizer political contributions, and (b) the recipient and amount of each contribution made by Pfizer's Political Action Committee during 2005 and all corporate contributions made in state and local elections in 2005.

As described in more detail in Exhibit B (a chart comparing the reporting requirements of the Proposal and the Pfizer PAC Report) with the addition of the 2005 Pfizer PAC Update to the

---

[1] Pfizer also submitted a supplemental letter to the Staff on January 24, 2006, responding to the Proponent's assertion that the Pfizer Policy does not deal with trade association political contributions and expenditures funded by member dues (the "Supplemental Request").

materials already available in the Pfizer PAC Report, Pfizer clearly has addressed each element of the Proposal. Moreover, as explained in our Supplemental Request, we respectfully disagree with any assertion by the Proponent that the Pfizer PAC Report fails to address trade association political contributions and expenditures funded by member dues because (1) the Pfizer PAC Report contains (and will contain in the future contain) contributions by Pfizer to trade associations specifically for political purposes, and (2) dues payments to trade associations are not covered by the Proposal's express request for disclosures of "[m]onetary and non-monetary contributions and expenditures not deductible under section 162(e)(1)(B) of the [Internal Revenue] Code."

For these reasons, we believe that there is no question that, with the addition of the 2005 Pfizer PAC Report to the Pfizer PAC Report, Pfizer has substantially implemented the Proposal and, thus, we request Staff concurrence that Pfizer may exclude the Proposal pursuant to Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, Pfizer respectfully requests that the Staff of the Commission reconsider the Staff Response and concur that it will take no action if Pfizer excludes the Proposal from its 2006 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. As Pfizer will begin printing its 2006 Proxy Materials on March 6, 2006, we respectfully request that we be notified of the Staff's decision prior to that date.

If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 733-4802.

Sincerely,

Margaret M. Foran /

Margaret M. Foran

cc: C. Thomas Keegel, Teamsters General Fund
Alan L. Beller, Director, Division of Corporation Finance
Martin Dunn, Deputy Director, Division of Corporation Finance

EXHIBIT B

COMPARISON OF THE PFIZER PAC REPORT AND THE PROPOSAL

Reporting Requirements of the Proposal	*Pfizer's Actions*
1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.	The Pfizer PAC Report website includes a link to the "Corporate Procedure for Political Contributions by Pfizer Inc.," which set forth these policies and procedures. *See* http://www.pfizer.com/pfizer/are/ mn_investors_corporate_pac.jsp.
2. Monetary and non-monetary political contributions and expenditures not deductible under Section 162(e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 U.S.C. Section 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution that if made directly by the corporation would not be deductible under Section 162(e)(1)(B) of the Internal Revenue Code.	The Pfizer PAC Report website includes the 2005 Pfizer PAC Update, which discloses the recipient and amount of each contribution made by Pfizer's Political Action Committee during 2005 and all corporate contributions made in state and local elections in 2005. The Pfizer PAC Report website includes the Pfizer Policy, which states that, going forward, "All federal and state contributions and expenditures made by the company shall be disclosed semi-annually on the Pfizer Inc. website. For the purpose of this paragraph, the words 'contributions' and 'expenditures' shall include direct and indirect monetary contributions to candidates, as defined by 26 U.S.C. § 162(e)(1)(B), and contributions to political committees, ballot measures and political parties." The Pfizer Policy also states, "Colleagues may not use any Pfizer resource in connection with a federal election. This includes providing Pfizer monetary support . . . or in-kind support."
2(a). An accounting of the Company's funds that are used for political contributions or expenditures as described above.	The Pfizer PAC Report website includes the 2005 Pfizer PAC Update, which provides an accounting of Pfizer's funds used for federal and state political contributions and expenditures. The Pfizer PAC Report website includes the Pfizer Policy, which states, "All federal and state contributions and expenditures made by the company shall be disclosed semi-annually on the Pfizer Inc. website."
2(b). Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure.,	The Pfizer PAC Report website includes the 2005 Pfizer PAC Update, which discloses the current list of the members of Pfizer's Political Contributions Policy Committee and the Pfizer PAC Steering Committee, which recommend and approve all

Reporting Requirements of the Proposal	*Pfizer's Actions*
	Pfizer political contributions.
2(c). The internal guidelines or policies, if any, governing the Company's political contributions and expenditures.	The Pfizer PAC Report website includes the Pfizer Policy, which sets forth these policies and procedures.
3. This report shall be presented to the board of directors' audit committee or other relevant oversight committee, and posted on the Company's website to reduce costs to shareholders.	The 2005 Pfizer PAC Update was sent to Pfizer's Board of Directors before it was published in accordance with the Pfizer Policy, which states that such reports shall be presented to Pfizer's Board of Directors.

EXHIBIT A

Legal Division
Pfizer Inc
235 East 42nd Street
New York, NY 10017-5755
Tel 212 733 4802 Fax 212 573 1853

Margaret M. Foran
Senior Vice President-Corporate Governance,
Associate General Counsel & Corporate Secretary

December 16, 2005

SEC MAIL RECEIVED PROCESSING SECTION
DEC 16 2005
WASH. D.C. 156

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareholder Proposal of the Teamsters General Fund*
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Pfizer Inc. ("Pfizer") intends to omit from its proxy statement and form of proxy for its 2006 Annual Meeting of Shareholders (collectively, the "2006 Proxy Materials") a shareholder proposal (the "Proposal") and a statement in support thereof received from the Teamster General Fund (the "Proponent").

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing them of Pfizer's intention to omit the Proposal from the 2006 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Pfizer files its definitive 2006 Proxy Materials with the Commission. Pfizer hereby agrees to promptly forward to the Proponent any response from the staff of the Division of Corporation Finance (the "Staff") to this no-action request that the Staff transmits by facsimile to Pfizer only.

A copy of the Proposal and supporting statement, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A. Pfizer hereby respectfully requests that the Staff concur in our view that the Proposal may be excluded from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(10), because Pfizer has substantially implemented the Proposal.

THE PROPOSAL

The Proposal requests that Pfizer provide a report, updated semi-annually, disclosing: (1) Pfizer's "[p]olicies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds"; and (2) all "[m]onetary and non-monetary contributions and expenditures [by Pfizer] not deductible under section 162 (e)(1)(B) of the Internal Revenue Code." The Proposal further requests that the report include: (A) an "accounting of the Company's funds that are used for political contributions or expenditures"; (B) "[i]dentification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure"; and (C) the "internal guidelines or policies, if any, governing the Company's political contributions and expenditures." The Proposal also requests that the report be posted on the Internet and presented to "the board of directors' audit committee or other relevant oversight committee."

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because Pfizer Has Substantially Implemented The Proposal.

A. Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *See* Release No. 34-12598 (July 7, 1976). The Commission has refined Rule 14a-8(i)(10) over the years. In the 1983 amendments to the proxy rules, the Commission indicated:

> In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose. *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Release No. 20091, at Section II.E.5. (Aug. 16, 1983) (the "1983 Release").

The 1998 amendments to the proxy rules, which (among other things) implemented the current Rule 14a-8(i)(10), reaffirmed this position. *See Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998). Consequently, as noted in the 1983 Release, in order to be excludable under Rule 14a-8(i)(10), a shareholder proposal need only be "substantially implemented," not "fully effected."

The Staff has stated "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, Rule 14a-8(i)(10) permits exclusion of a shareholder proposal when a company has implemented the *essential objective* of the proposal, even where the manner by which a company implements a proposal does not precisely correspond to the actions sought by a shareholder proponent. *See* the 1983 Release; *AMR Corporation* (avail. Apr. 17, 2000); *Masco Corporation* (avail. Mar. 29, 1999); *Erie Indemnity Company* (avail. Mar. 15, 1999).

B. Pfizer's Policy

Pfizer has adopted a policy (the "Pfizer Policy") that we believe substantially implements the Proposal, and, accordingly, pursuant to Rule 14a-8(i)(10), the Proposal may be properly omitted from the 2006 Proxy Materials.

The Pfizer Policy in its entirety is attached to this letter as Exhibit B and is available on Pfizer's website. An excerpt of the Pfizer Policy, as it relates to reports of corporate political activity, appears below:

> **Semi-annual report to shareholders**
>
> All federal and state contributions and expenditures made by the company shall be disclosed semi-annually on the Pfizer Inc. website. For the purpose of this paragraph, the words "contributions" and "expenditures" shall include direct and indirect monetary contributions to candidates, as defined by 26 U.S.C. § 162(e)(1)(B), and contributions to political committees, ballot measures and political parties.
>
> This report shall also include company policies and procedures related to political contributions and expenditures.
>
> Prior to publication, the report shall be presented to the Board of Directors.

The Pfizer Policy also prohibits the use of Pfizer resources in connection with any federal election and requires Corporate Affairs and the Legal Division to approve all contributions and expenditures in connection with state and local elections.

Furthermore, Pfizer has for several years publicly disclosed information on its political contributions; Pfizer's reports on its political activities from previous years are available on the Internet at http://www.pfizer.com/pfizer/are/mn_investors_corporate _pac.jsp. These reports detail the recipient and amount of each contribution made by Pfizer's Political Action Committee and all corporate contributions made in state and local elections.

C. Analysis

When a company can demonstrate that it has already adopted policies or taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Bristol-Myers Squibb Co.* (avail. Feb. 18, 2005) (permitting exclusion of a proposal requiring disclosure of the company's political contributions where the board of directors had adopted a resolution calling for disclosure substantially similar to that prescribed by the Proposal); *Intel Corp.* (avail. Mar. 11, 2003) (concurring that a proposal requesting that Intel's board submit to a shareholder vote all equity compensation plans and amendments to add shares to those plans that would result in material potential dilution was substantially implemented by a board policy that excepted certain awards from the policy); *The Gap, Inc.* (avail. Mar. 16, 2001) (permitting the exclusion of a proposal that requested a report on the child labor practices of the company's vendors because the company had already established a code of vendor conduct, monitored vendor compliance and published the related information); *Nordstrom, Inc.* (avail. Feb. 8, 1995) (concurring that a proposal requesting a report to shareholders on Nordstrom's relationship with suppliers and a commitment to regular inspections was substantially implemented by existing company guidelines and a press release, even though the guidelines did not commit the company to conduct regular or random inspections to ensure compliance).

As noted above, the Proposal requests a semi-annual report on Pfizer's political activities. The Pfizer Policy substantially implements the Proposal's request because both the Proposal and Pfizer Policy provide that: (1) semi-annual reports shall be made available on Pfizer's website; (2) Pfizer's policies with respect to political contributions and expenditures shall be disclosed in such reports; (3) the amount and recipient of each corporate contribution and expenditure shall be identified in such reports; and (4) the reports shall be presented to the Board of Directors prior to publication. Please see the chart attached as Exhibit C for a comparison of the Proposal with the Pfizer Policy. Whereas the Proposal would require that the reports be presented to the Audit Committee, Pfizer presently intends to submit the reports to the full Board of Directors. Pfizer believes that good corporate governance requires careful supervision of corporate political involvement and that the full Board of Directors should consider such information.

Thus, pursuant to the Pfizer Policy, Pfizer provides investors with the same information as the report requested in the Proposal. The Proposal requires disclosure of all contributions "not deductible under section 162 (e)(1)(B)," which makes nondeductible those contributions made "in connection with . . . participation in, or intervention in, any political campaign on behalf of (or in opposition to) any candidate for public office." 26 U.S.C. Section 162(e)(1)(B). The Pfizer Policy requires disclosure of any "contributions to candidates, as defined by 26 U.S.C. Section 162(e)(1)(B)," a formulation that yields precisely the same information as the Proposal. In addition, both the Proposal and the Pfizer Policy require disclosure of direct and indirect contributions. The Proposal encompasses indirect contributions by requiring disclosure of "any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution that if made directly by the company would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code." The Pfizer Policy encompasses indirect contributions by defining "contributions" and "expenditures" to "include direct and indirect monetary contributions to candidates."

The Pfizer Policy requires reporting of contributions to all those organizations to which the Proposal specifically refers—political candidates' campaigns, political parties, political committees, and entities organized under 26 U.S.C. Sec. 527 of the Internal Revenue Code. Although the Pfizer Policy does not specifically refer to "political organizations" established under 26 U.S.C. Sec. 527, they are included within the term "political committees" as any group that accepts political contributions or makes political expenditures to influence federal, state or local elections falls under section 527 of the Internal Revenue Code. *See* 26 U.S.C. Sec. 527(e)(1). The Pfizer Policy just uses the more common term "political committee." Furthermore, the Pfizer Policy exceeds the requirements of the Proposal by requiring reporting of contributions made in support of, or opposition to, ballot measures.

Additionally, both the Proposal and the reports Pfizer currently issues, which are to be provided on a semi-annual basis pursuant to the Pfizer Policy, identify those "who participated" in decision-making respecting political contributions. Pfizer does this by identifying those employees serving on its Political Action Committee Steering Committee and Political Contributions Policy Committee. Those committees are responsible for setting corporate policy regarding political contributions and approving corporate contributions in state elections. (Corporate contributions in federal elections are banned.) Additionally, to promote compliance with all applicable laws and corporate policies, the Pfizer Policy provides that Corporate Affairs and the Legal Division must approve all political contributions. Thus the reports described in the Pfizer Policy compare favorably to those requested in the Proposal in that they will identify those involved in both allocating political contributions and monitoring that allocation.

The Pfizer Policy provides that relevant reports provide investors with substantially the same information, in the same manner, as that requested by the Proposal. In this regard, just like the proposal and report at issue in *Bristol-Myers Squibb Co.* (avail. Feb. 18, 2005), the essential objectives of the Proposal are clearly achieved under the Pfizer Policy. Thus, the Proposal is excludable under Rule 14a-8(i)(10) because Pfizer has substantially implemented it.

CONCLUSION

Based upon the foregoing analysis, Pfizer respectfully requests that the Staff of the Commission concur that it will take no action if Pfizer excludes the Proposal from its 2006 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 733-4802.

Sincerely,

Margaret M. Foran /EAT

Margaret M. Foran

cc: C. Thomas Keegel, Teamsters General Fund

Exhibit A

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

October 21, 2005

OCT 21 2005

BY FAX: 212-573-1853
BY UPS NEXT DAY

Ms. Margaret M. Foran
Corporate Secretary
Pfizer, Inc.
235 East 42nd Street
New York, NY 10017

Dear Ms. Foran:

I hereby submit the following resolution on behalf of the Teamster General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2006 Annual Meeting.

The Fund has owned greater than $2,000 in shares continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed is relevant proof of ownership.

Any written communication should be sent to the above address via U.S. Postal Service, UPS, or Airborne, as the Teamsters have a policy of accepting only Union delivery. If you have any questions about this proposal, please direct them to the Teamsters Corporate Governance Advisor, Jennifer O'Dell, at (202) 624-8981.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/jo
Enclosures

Resolved, that the shareholders of Pfizer ("Pfizer" or "the Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code. The report shall include the following:

   a. An accounting of the Company's funds that are used for political contributions or expenditures as described above;

   b. Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure; and,

   c. The internal guidelines or policies, if any, governing the Company's political contributions and expenditures.

This report shall be presented to the board of directors' audit committee or other relevant oversight committee, and posted on the Company's website to reduce costs to shareholders.

Supporting Statement:

As long-term shareholders of Pfizer, we support policies that apply transparency and accountability to corporate spending on political activities. Such disclosure is consistent with public policy and in the best interest of the Company's shareholders.

Company executives exercise wide discretion over the use of corporate resources for political activities. These decisions involve political contributions with corporate funds, called "soft money." They also involve payments to trade associations and other tax-exempt groups used for political activities that media accounts call the "new soft money." Most of these expenditures are not publicly disclosed. In 2003-04, the last fully reported election cycle; our Company contributed at least $1,052,681 in soft money contributions. (Center for Public Integrity, Silent Partners: http://www.publicintegrity.org/527/db.aspx?act=main). However, its payments to trade associations used for political activities are undisclosed and unknown. Our proposal asks the Company to disclose its political contributions and payments to tax-exempt organizations including trade associations.

The Bi-Partisan Campaign Reform Act of 2002 allows companies to contribute to independent political committees, also known as 527s, and to give to tax-exempt organizations that make political expenditures and contributions.

Absent a system of accountability, corporate executives will be free to use company assets for political objectives that are not shared by and may be inimical to the interests of the Company and its shareholders. Relying on publicly available data does not provide a complete picture of the Company's political expenditures. The Company's Board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. Thus, we urge your support **FOR** this critical governance reform.

Amalgamated Bank
America's Labor Bank

October 20, 2005

Ms. Margaret M. Foran
Corporate Secretary
Pfizer, Inc.
235 East 42nd Street
New York, NY 100

Re: Pfizer, Inc. - International Brotherhood of Teamsters General Fund

Dear Ms. Foran:

This letter confirms that the International Brotherhood of Teamsters General Fund currently holds 12,000 shares of Pfizer, Inc. common stock, with a market value as of the date of this letter of $262,800.00. This client of the Amalgamated Bank has held this position in Pfizer, Inc.common stock for more than one year. The fund intends to hold this position for at least one year longer.

The shares are held by The Amalgamated Bank, at the Depository Trust Company in our participant account [redacted], as custodian for the International Brotherhood of Teamsters General Fund.

If you have any questions, please do not hesitate to call me at 212-620-8818.

Sincerely,

Leonard Colasuonno
Vice President

Exhibit B

SCOPE

Consistent with Corporate Policy #602, this procedure addresses contributions and expenditures from Pfizer Inc. It does not apply to the actions of company-sponsored state or federal political committees (PACs) or contributions to political parties, candidates or committees that support elections outside of the United States.

BACKGROUND

The Federal Election Campaign Act (FECA) and the Bipartisan Campaign Reform Act (BCRA) were enacted, in part, to limit the influence of corporations in federal political campaigns. These federal laws prohibit corporations from providing money or in-kind contributions to federal candidates, political parties, political committees or any other entity in connection with a federal election.

While some states and local jurisdictions have similar corporate contribution prohibitions, others permit corporations to support state candidates, political parties and committees.

Pfizer has a long-standing policy forbidding the use of corporate contributions in federal elections, and the Company expects all colleagues to comply with the FECA, BCRA and Corporate Policy # 602.

The federal contribution ban applies not only to monetary support. It also covers corporate items and services of any monetary value. For this reason, Pfizer colleagues are prohibited from using corporate resources, including Pfizer corporate funds or in-kind items or services, to support or oppose a federal election. In state and local jurisdictions that permit corporate contributions, colleagues must seek review and approval from Corporate Affairs and the Legal Division prior to committing corporate funds or resources to a state or local candidate, political party or political committee.

Pfizer also recognizes that political contributions are legal in some states and local jurisdictions, subject to limitations, restrictions or public disclosure obligations.

Political contributions are made to support the election of candidates, political parties and committees that support public policies important to the industry, such as innovation and access to medicines. Political contributions may not be given to an official in exchange for an official act or to advance particular business projects.

PROCEDURE

A. Federal elections: Colleagues may not use any Pfizer resource in connection with a federal election. This includes providing Pfizer monetary support (e.g., seeking expense reimbursement for an individual contribution) or in-kind support, including the use of Pfizer computers, the Pfizer e-mail system, employee lists (web-based telephone lists and hard copies), conference rooms or other Pfizer facilities, stamps, envelopes, letterhead or the Pfizer logo, use of copiers or the internal office mail system.

Pfizer colleagues may not "bundle" individual contributions from other Pfizer colleagues, then use Pfizer stamps, letterhead, envelopes or administrative support to send such contributions to a federal candidate or committee.

1. Personnel time: Pfizer colleagues may not spend time during working hours in support of, or in opposition to a federal campaign.

   Managers may not request junior colleagues or colleagues whose work the manager supervises (administrative personnel included) to assist them in campaign fundraising or volunteer efforts. Participation in political activities must be the independent, voluntary decision of each Pfizer colleague.

2. Inadvertent use: If a Pfizer colleague inadvertently uses corporate resources in connection with a federal campaign, the colleague must contact the Legal Division and provide reimbursement to Pfizer Inc. within five business days. Reimbursement must be equal to the fair market value of the item or service provided to the campaign or committee. The Legal Division in consultation with Corporate Affairs will determine fair market value for reimbursement purposes.

B. State and local elections: Because state and local laws relating to political contributions differ substantially, all corporate contributions or use of corporate resources must be reviewed and approved by Corporate Affairs then the Legal Division in advance.

C. The Legal Division shall be responsible for providing advice and counsel regarding contribution limits, restrictions and reporting obligations. Corporate Affairs shall be responsible for retaining a list of all corporate contributions provided to state or local candidates and committees, including the recipient's name, amount and date of the contribution. The company Treasurer and Corporate Affairs shall be responsible for compliance with campaign finance reporting and public disclosure obligations required by state and local laws.

CORPORATE PROCEDURE #509	December 5, 2005
SUBJECT: POLITICAL CONTRIBUTIONS BY PFIZER INC.	Page 3 of 3
APPLIES TO: ALL U.S. GROUPS/DIVISIONS	

D. Semi-annual report to shareholders: All federal and state contributions and expenditures made by the company shall be disclosed semi-annually on the Pfizer Inc. website. For the purpose of this paragraph, the words "contributions" and "expenditures" shall include direct and indirect monetary contributions to candidates, as defined by 26 U.S.C. § 162(e)(1)(B), and contributions to political committees, ballot measures and political parties.

This report shall also include company policies and procedures related to political contributions and expenditures.

Prior to publication, the report shall be presented to the Board of Directors.

Exhibit C

COMPARISON BETWEEN PFIZER POLICY AND THE PROPOSAL

Reporting Requirements of the Proposal	*Responsive Language from the Pfizer Policy*
1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.	"This report shall also include company policies and procedures related to political contributions and expenditures."
2. Monetary and non-monetary political contributions and expenditures not deductible under Section 162(e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 U.S.C. Section 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution that if made directly by the corporation would not be deductible under Section 162(e)(1)(B) of the Internal Revenue Code.	"All federal and state contributions and expenditures made by the company shall be disclosed semi-annually on the Pfizer Inc. website. For the purpose of this paragraph, the words 'contributions' and 'expenditures' shall include direct and indirect monetary contributions to candidates, as defined by 26 U.S.C. § 162(e)(1)(B), and contributions to political committees, ballot measures and political parties." "Colleagues may not use any Pfizer resource in connection with a federal election. This includes providing Pfizer monetary support . . . or in-kind support."
2(a). An accounting of the Company's funds that are used for political contributions or expenditures as described above.	"All federal and state contributions and expenditures made by the company shall be disclosed semi-annually on the Pfizer Inc. website."
2(b). Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure.,	"[A]ll corporate contributions or use of corporate resources [for political contributions] must be reviewed and approved by Corporate Affairs then the Legal Division in advance." [Also see Pfizer's reports, available at: http://www.pfizer.com/pfizer/are/mn_investors_corporate_pac.jsp, for identification of the members of the Political Action Committee Steering Committee]

Reporting Requirements of the Proposal	*Responsive Language from the Pfizer Policy*
2(c). The internal guidelines or policies, if any, governing the Company's political contributions and expenditures.	"This report shall also include company policies and procedures related to political contributions and expenditures."
3. This report shall be presented to the board of directors' audit committee or other relevant oversight committee, and posted on the Company's website to reduce costs to shareholders.	"Prior to publication, the report shall be presented to the Board of Directors." "[D]isclosed semi-annually on the Pfizer Inc. website."

Pfizer Inc
235 East 42nd Street
New York, NY 10017-5755
Tel 212 733 4802 Fax 212 573 1853

Margaret M. Foran
Senior Vice President-Corporate Governance,
Associate General Counsel & Corporate Secretary

January 24, 2006

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Supplemental Letter Regarding Shareholder Proposal of the Teamster General Fund*
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

On December 16, 2005, Pfizer Inc. ("Pfizer") submitted a letter notifying the staff of the Division of Corporation Finance (the "Staff") that Pfizer intends to omit from its proxy statement and form of proxy for its 2006 Annual Meeting of Shareholders a shareholder proposal (the "Proposal") and a statement in support thereof received from the Teamster General Fund (the "Proponent"). Pfizer's letter (the "Company Letter"), a copy of which is attached hereto as Exhibit A, indicated Pfizer's belief that the Proposal may be excluded under Rule 14a-8(i)(10) because Pfizer has adopted a policy (the "Policy") that substantially implements the Proposal. We write supplementally to respond to correspondence dated January 11, 2006 from the Proponent regarding the Company Letter (the "Response").

The Response asserts that the Policy incompletely implements the Proposal because it does not deal with trade association political contributions and expenditures funded by member dues. We respectfully disagree, as the Policy requires the same disclosure as the Proposal. Pfizer generally does not earmark payments to trade associations for political purposes. In those isolated instances in which it does, Pfizer discloses those payments as political contributions, as the Policy requires. For example, Pfizer contributed to the Pharmaceutical Research and Manufacturers of America California Initiative Fund in 2005, and Pfizer will disclose that contribution on its website in its next report under the Policy, on or about March 31, 2006. Thus, payments that Pfizer makes to trade associations specifically for political purposes will be reported under the Policy.

Moreover, the dues that Pfizer pays to trade associations are not political contributions for purposes of the Proposal. The Proposal requires disclosure only of non-deductible campaign contributions as defined in Section 162(e)(1)(B) of the Internal Revenue Code (the "Code"). Section 162 of the Code specifically classifies those payments that are, and are not, deductible business expenses of corporations. The Code classifies corporate payments to 501(c) organizations, such as trade associations, as either deductible or non-deductible based on the purpose of the payment. Therefore, the defining characteristic of each expense—e.g., charitable gifts, political contributions, or business expenses—is the intent of the corporation in making the payment. By definition, campaign contributions are intended to influence an election. In contrast, dues payments are general purpose payments spent at the discretion of the trade association. Thus, they are not political contributions made non-deductible by Section 162(e)(1)(B). Because the Proposal requires disclosure only of those "[m]onetary and non-monetary contributions and expenditures not deductible under section 162 (e)(1)(B) of the Code," it does not include dues payments to trade associations. Similarly, the Policy requires disclosure of all "direct and indirect monetary contributions to candidates, as defined by 26 U.S.C. § 162(e)(1)(B)," and it therefore requires the same disclosure as the Proposal.

Accordingly, the Policy substantially implements the Proposal, and the Proposal may thus be excluded under Rule 14a-8(i)(10).

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this supplemental letter and its attachment. Also, in accordance with Rule 14a-8(j), a copy of this supplemental letter and its attachments are being mailed on this date to the Proponent. Pfizer hereby agrees to promptly forward to the Proponent any Staff response to this correspondence that the Staff transmits by facsimile to Pfizer only. If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 733-4802.

Sincerely,

Margaret M. Foran /AG

Margaret M. Foran

Enclosures
cc: C. Thomas Keegel, Teamster General Fund

EXHIBIT B

COMPARISON OF THE PFIZER PAC REPORT AND THE PROPOSAL

Reporting Requirements of the Proposal	*Pfizer's Actions*
1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.	The Pfizer PAC Report website includes a link to the "Corporate Procedure for Political Contributions by Pfizer Inc.," which set forth these policies and procedures. *See* http://www.pfizer.com/pfizer/are/ mn_investors_corporate_pac.jsp.
2. Monetary and non-monetary political contributions and expenditures not deductible under Section 162(e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 U.S.C. Section 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution that if made directly by the corporation would not be deductible under Section 162(e)(1)(B) of the Internal Revenue Code.	The Pfizer PAC Report website includes the 2005 Pfizer PAC Update, which discloses the recipient and amount of each contribution made by Pfizer's Political Action Committee during 2005 and all corporate contributions made in state and local elections in 2005. The Pfizer PAC Report website includes the Pfizer Policy, which states that, going forward, "All federal and state contributions and expenditures made by the company shall be disclosed semi-annually on the Pfizer Inc. website. For the purpose of this paragraph, the words 'contributions' and 'expenditures' shall include direct and indirect monetary contributions to candidates, as defined by 26 U.S.C. § 162(e)(1)(B), and contributions to political committees, ballot measures and political parties." The Pfizer Policy also states, "Colleagues may not use any Pfizer resource in connection with a federal election. This includes providing Pfizer monetary support . . . or in-kind support."
2(a). An accounting of the Company's funds that are used for political contributions or expenditures as described above.	The Pfizer PAC Report website includes the 2005 Pfizer PAC Update, which provides an accounting of Pfizer's funds used for federal and state political contributions and expenditures. The Pfizer PAC Report website includes the Pfizer Policy, which states, "All federal and state contributions and expenditures made by the company shall be disclosed semi-annually on the Pfizer Inc. website."
2(b). Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure.,	The Pfizer PAC Report website includes the 2005 Pfizer PAC Update, which discloses the current list of the members of Pfizer's Political Contributions Policy Committee and the Pfizer PAC Steering Committee, which recommend and approve all

Reporting Requirements of the Proposal	*Pfizer's Actions*
	Pfizer political contributions.
2(c). The internal guidelines or policies, if any, governing the Company's political contributions and expenditures.	The Pfizer PAC Report website includes the Pfizer Policy, which sets forth these policies and procedures.
3. This report shall be presented to the board of directors' audit committee or other relevant oversight committee, and posted on the Company's website to reduce costs to shareholders.	The 2005 Pfizer PAC Update was sent to Pfizer's Board of Directors before it was published in accordance with the Pfizer Policy, which states that such reports shall be presented to Pfizer's Board of Directors.